May 28, 2013

Nicholas P. Panos

Senior Special Counsel

Office of Mergers & Acquisitions

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Dell Inc.

Amendment No. 5 to Schedule 13E-3

Filed May 20, 2013 by Dell Inc., Denali Holding Inc., Silver Lake Partners III,

L.P., Mr. Michael S. Dell, MSDC Management, L.P., et al. File No. 005-42053

Amendment to Preliminary Proxy Statement on Schedule 14A

File No. 000-17017

Filed May 20, 2013

Dear Mr. Panos:

At your request, Dell Inc. (the “Company”) hereby submits to the staff of the U.S. Securities and Exchange Commission (the “Staff”) a description of proposed changes to the Preliminary Proxy Statement on Schedule 14A (the “Preliminary Proxy Statement”) and Amendment No. 5 to the Schedule 13E-3 (“Amendment No. 5”), each filed on May 20, 2013, and respectfully requests clearance by the Staff of the Preliminary Proxy Statement and Amendment No. 5, in each case revised as described in this letter. Upon receipt of such clearance, the Company will submit, via EDGAR, a Definitive Proxy Statement on Schedule 14A (the “Definitive Proxy Statement”) and Amendment No. 6 to the Schedule 13E-3 (“Amendment No. 6”), each containing the changes outlined below. Capitalized terms used, but not defined herein, have the meanings assigned to such terms in the Preliminary Proxy Statement.

1.	Proposed Changes in Response to Staff Comments

In response to comments made to us orally by the Staff, the Company proposes to make the changes described below to the Preliminary Proxy Statement and Amendment No. 5.

a.	Explanatory Note Regarding the Merger Agreement

In response to the Staff’s comments, the Company proposes to revise the section entitled “The Merger Agreement—Explanatory Note Regarding the Merger Agreement” to read as set forth on Exhibit A, which is marked to show changes to the language in the Preliminary Proxy Statement.

Nicholas P. Panos U.S. Securities and Exchange Commission	May 28, 2013

b.	Schedule 13E-3 Exhibits

In response to the Staff’s comments, the Company proposes to re-file the presentation materials filed as Exhibits (c)(3), (c)(6), (c)(9), (c)(12), (c)(15), (c)(17), (c)(19), (c)(23) and (c)(24) to Amendment No. 5 with revised disclaimers in the forms attached hereto as Exhibit B-1, marked to show changes to the disclaimers included in such Exhibits to Amendment No. 5.

In addition, in response to the Staff’s comments, the Company proposes to include disclosure in the Definitive Proxy Statement, in the form attached hereto as Exhibit B-2, regarding consent to the inclusion of the foregoing presentation materials as exhibits to the Company’s Schedule 13E-3.

2.	Proposed Updated and Finalized Disclosure

In addition to the changes described above, the Company intends to make certain additional changes, as described below, for the purposes of updating and finalizing the disclosure in the Preliminary Proxy Statement.

a.	Special Committee Compensation

The Company intends to update the disclosure in the section entitled “Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger” regarding fees payable to members of the Special Committee to read as set forth on Exhibit C, which is marked to show changes to the language in the Preliminary Proxy Statement.

b.	Mailing Date of Proxy, Record Date and Date of the Special Meeting of Stockholders

The Company intends to revise the Preliminary Proxy Statement to provide the record date for determining the holders of Common Stock entitled to receive notice of and vote at the special meeting, which will be June 3, 2013, and the date and time of the special meeting, which will be July 18, 2013 at 8:00 a.m. Central Time.

Additionally, because it is contemplated that the Definitive Proxy Statement will be mailed to stockholders of the Company before the record date, the Company intends to include the following clarifying disclosure in the Notice of Special Meeting of Stockholders accompanying the Definitive Proxy Statement:

“A complete list of stockholders entitled to vote at the special meeting will be available for examination by any stockholder at the Dell Round Rock Campus, 501 Dell Way, Round Rock, Texas 78682, during regular business hours for a period of no less than ten days before the special meeting, and at the special meeting. We are commencing our solicitation of proxies on May 30, 2013, which is before the June 3, 2013 record date. We will continue to solicit proxies until the July 18, 2013 stockholders meeting. Each stockholder of record on June 3, 2013 who has not yet received a proxy statement prior to

Nicholas P. Panos U.S. Securities and Exchange Commission	May 28, 2013

that date will receive a proxy statement and have the opportunity to vote on the matters described in the proxy statement. Proxies delivered prior to the record date will be valid and effective so long as the stockholder providing the proxy is a stockholder on the record date. If you are not a holder of record on the record date, any proxy you deliver will be ineffective. If you deliver a proxy prior to the record date and remain a holder on the record date, you do not need to deliver another proxy after the record date. If you deliver a proxy prior to the record date and do not revoke that proxy, your proxy will be deemed to cover the number of shares you own on the record date even if that number is different from the number of shares you owned when you executed and delivered your proxy. Proxies received from persons who are not holders of record on the record date will not be effective.”

c.	Miscellaneous

The Company intends to update the following disclosures in the Preliminary Proxy Statement to reflect information current as of May 22, 2013: (i) the number of shares of Common Stock outstanding and the number of holders of record; (ii) the security ownership of Common Stock of certain beneficial owners and management; (iii) the market price of the Common Stock; (iv) the treatment of executive officer and director equity awards and payments and benefits to each executive officer and non-employee director of the Company in connection with the proposed merger; and (v) fees and expenses of the Company to be paid in connection with the proposed merger. The Company also intends to update the disclosures in the Preliminary Proxy Statement regarding regulatory approvals to reflect current information as of May 27, 2013. Marked pages that reflect these updates are attached hereto as Exhibit D.

* * * * *

Nicholas P. Panos U.S. Securities and Exchange Commission	May 28, 2013

Please direct any questions that you have with respect to the foregoing to Jeffrey J. Rosen at (212) 909-6281, William D. Regner at (212) 909-6698 or Michael A. Diz at (212) 909-6926.

Sincerely,

/s/ Jeffrey J. Rosen
Jeffrey J. Rosen

cc:	Brian T. Gladden
Dell Inc.

Nicholas P. Panos U.S. Securities and Exchange Commission	May 28, 2013

Exhibit A

The Merger Agreement—Explanatory Note Regarding the Merger Agreement

The following summary of the merger agreement, and the copy of the merger agreement attached hereto as Annex A to this proxy statement, are intended to provide information regarding the terms of the merger agreement and are not intended to modify or supersede ~~supplement~~ any factual disclosures about the Company in its public reports filed with the SEC. In particular, the merger agreement and the related summary are not intended to be~~, and should not be relied upon as,~~ disclosures regarding any facts and circumstances relating to the Company or any of its subsidiaries or affiliates, although the SEC has taken the position that the merger agreement (when included in filings made with the SEC) and the related summary constitute such disclosures. The merger agreement contains representations and warranties by the Company and the Parent Parties that were made as of a specified date and only for purposes of the merger agreement (notwithstanding that the merger agreement has been included in filings made with the SEC and the SEC has taken the position that its representations and warranties therefore constitute disclosures), including establishing the circumstances in which a party to the merger agreement may have the right not to close the merger if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, rather than establishing matters as facts ~~and as of specified dates~~. The representations, warranties and covenants in the merger agreement ~~were made solely for the benefit of the parties to the merger agreement;~~ may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the merger agreement instead of establishing these matters as facts,~~;~~ and may apply contractual standards of materiality or material adverse effect that generally differ from those applicable to investors. In addition, information concerning the subject matter of the representations, warranties and covenants may change after the date of the merger agreement, and ~~which~~ subsequent information may ~~or may not be fully~~ have been included in this proxy statement or reflected in the Company’s other public disclosures. Moreover, the description of the merger agreement below does not purport to describe all of the terms of such agreement, and is qualified in its entirety by reference to the full text of such agreement, a copy of which is attached hereto as Annex A and is incorporated herein by reference. Any material change to the terms of the merger agreement will be disclosed in subsequent filings by the Company with the SEC.

Additional information about the Company may be found elsewhere in this proxy statement and the Company’s other public filings. See “Where You Can Find Additional Information” beginning on page 190.

Nicholas P. Panos U.S. Securities and Exchange Commission	May 28, 2013

Exhibit B-1

Revised Disclaimer to be Filed with

Exhibits (c)(3), (c)(6), (c)(9), (c)(12), (c)(15), (c)(17) and (c)(19)

This volume contains copies of slides that will be presented by members of The Boston Consulting Group, Inc. (“BCG”), to members of the Board of Directors of “Denali”, and are designed for the ~~sole~~ use of the Board.

At the presentation, the slides will serve as the focus for discussion. They are incomplete without the accompanying oral commentary.

The financial evaluations contained in this presentation are based upon standard methodologies using public and/or confidential data and assumptions derived from the industry insight gained during the strategic options work for the Board of Directors of “Denali”.

Changes in the underlying data or operating assumptions will clearly impact the analyses and conclusions. The Boston Consulting Group does not provide fairness opinions or valuations of market transactions. Our financial evaluations provide a framework for assessing the relative attractiveness of different strategic options.

These materials may not be copied or given to any person or entity (“Third-Parties”) other than the Client without BCG’s prior written consent. ~~Third-Parties may not rely on these materials for any purpose whatsoever. To the fullest extent permitted by law (and except to the extent otherwise agreed in a signed writing by BCG), BCG shall have no liability whatsoever to any Third-Party, and any Third-Party hereby waives any rights and claims it may have at any time against BCG with regard to the services, this presentation or other materials, including the accuracy or completeness thereof. Receipt and review of this document shall be deemed agreement with and consideration for the foregoing.~~

Revised Disclaimer to be Filed with Exhibits (c)(23) and (c)(24)

At the request of the Special Committee of the Board of Directors (the “Special Committee”) of Denali (the “Company”), Goldman, Sachs & Co. (“GS”) has prepared these materials and GS’s related presentation (the “Confidential Information”) ~~solely~~ for the information and assistance of the senior management, the Board of Directors of the Company (the “Board”) and the Special Committee in connection with their consideration of the matters referred to herein. Without GS’s prior written consent, the Confidential Information may not be circulated or referred to publicly, or disclosed to ~~or relied upon by~~ any other person~~, or used or relied upon for any other purpose~~. Notwithstanding anything hereinto the contrary, the Company may disclose to any person the US federal income and state income tax treatment and tax structure of any transaction described herein and all materials of any kind (including tax opinions and other tax analyses) that are provided to the Company relating to such tax treatment and tax structure, without GS imposing any limitation of any kind. The Confidential Information, including this disclaimer, is subject to, and governed by, any written agreement between the Company, the Board and/or any committee thereof, on the one hand, and GS, on the other hand.

Nicholas P. Panos U.S. Securities and Exchange Commission	May 28, 2013

GS and its affiliates are engaged in commercial and investment banking and financial advisory services, market making and trading, research and investment management (both public and private investing), principal investment, financial planning, benefits counseling, risk management, hedging, financing, brokerage activities and other financial and non-financial activities and services for various persons and entities. GS and its affiliates, and funds or other entities in which they invest or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of the Company, any other party to any transaction and any of their respective affiliates or any currency or commodity that may be involved in any transaction for the accounts of GS and its affiliates and their customers.

The Confidential Information has been prepared and based on information obtained by GS from publicly available sources, the Company’s management and/or other sources. In preparing the Confidential Information, GS has relied upon and assumed, without assuming any responsibility for independent verification, the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, GS. GS does not provide accounting, tax, legal or regulatory advice. GS’s role in any due diligence review is limited solely to performing such a review as it shall deem necessary to support its own advice and analysis and shall not be on behalf of the Company. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses, and GS does not assume responsibility if future results are materially different from those forecast.

GS has not made an independent evaluation or appraisal of the assets and liabilities of the Company (including any contingent, derivative or other off-balance-sheet assets and liabilities) or any other person and has no obligation to evaluate the solvency of the Company or any person under any law. The analyses in the Confidential Information are not appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold or purchased. The Confidential Information does not address the underlying business decision of the Company to engage in any transaction, or the relative merits of any strategic alternative referred to herein as compared to any other alternative that may be available to the Company. The Confidential Information is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to GS as of, the date of such Confidential Information and GS assumes no responsibility for updating or revising the Confidential Information.

Nicholas P. Panos U.S. Securities and Exchange Commission	May 28, 2013

Exhibit B-2

Consent of The Boston Consulting Group

BCG has consented to the inclusion of its presentations to the Board and the Special Committee as exhibits to the Schedule 13E-3 filed with the SEC in connection with the merger.

Consent of Goldman, Sachs & Co.

Goldman Sachs has consented to the inclusion of its presentations to the Board and the Special Committee as exhibits to the Schedule 13E-3 filed with the SEC in connection with the merger.

Nicholas P. Panos U.S. Securities and Exchange Commission	May 28, 2013

Exhibit C

Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger

In consideration of the time and effort required of the members of the Special Committee in connection with evaluating strategic alternatives available to the Company, the proposed merger (including negotiating the terms and conditions of the merger agreement), the go-shop process and possible negotiations with parties making alternative acquisition proposals, the Board, in a meeting held March 28, 2013, determined that each member of the Special Committee will receive a monthly retainer of $7,500, beginning in September 2012, during the duration of their service on the Special Committee and a meeting fee of $1,500 (or in the case of the Chairman of the Special Committee, $2,000) for each meeting of the Special Committee such member attends in person or by teleconference, plus out of pocket expenses. ~~The Chairman of the Special Committee will receive $2,000 for each meeting of the Special Committee that he attends in person or by teleconference, plus out of pocket expenses.~~ In light of the extent of the efforts required to be expended by the Special Committee, the Board, in a meeting held May 25, 2013, determined that effective February 1, 2013, the Chairman of the Special Committee would receive a monthly retainer of $30,000 and each other member of the Special Committee would receive a monthly retainer of $25,000, with Special Committee members no longer receiving per-meeting fees. These fees are not dependent on the closing of the merger or on the Special Committee’s or the Board’s approval of, or recommendations with respect to, the merger or any other transaction. As of the date of the filing of this proxy statement, the aggregate amount payable to the Chairman of the Special Committee for his service on the Special Committee was approximately $209,500 ~~157,500~~, and the aggregate amount payable to each of the other Special Committee members for their service on the Special Committee was approximately $176,500 ~~135,000~~. ~~The Board also discussed meeting in the future to consider in its discretion increasing these amounts in light of the efforts expended by the Special Committee.~~

Nicholas P. Panos U.S. Securities and Exchange Commission	May 28, 2013

Exhibit D

Updated Disclosures

vote “FOR” the proposal to adopt the merger agreement. The Board also unanimously (without Mr. Dell’s participation) recommends that the stockholders of the Company vote “FOR” the proposal to approve, on an advisory (non-binding) basis, the compensation that may become payable to the named executive officers of the Company in connection with the merger, as disclosed in the table under “Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger—Quantification of Payments and Benefits—Potential Change of Control Payments to Named Executive Officers Table,” including the associated footnotes and narrative discussion.

In considering the recommendation of the Board, you should be aware that some of the Company’s directors and executive officers have interests in the merger that are different from, or in addition to, the interests of the stockholders generally. As of May 22, 2013, Mr. Dell and certain of his related family trusts beneficially owned, in the aggregate, 274,434,319 shares of Common Stock (including (i) 1,101,948 shares subject to Company stock options exercisable within 60 days and (ii) 33,186 shares held in Mr. Dell’s 401(k) plan), or approximately 15.6% of the total number of outstanding shares of Common Stock, and have agreed with Parent to contribute to Parent, immediately prior to the consummation of the merger, 273,299,383 shares in exchange for common stock of Parent.

We urge you to, and you should, read the accompanying proxy statement in its entirety, including the appendices, because it describes the merger agreement, the merger and related agreements and provides specific information concerning the special meeting and other important information related to the merger. In addition, you may obtain information about us from documents filed with the Securities and Exchange Commission.

Regardless of the number of shares of Common Stock you own, your vote is very important. The merger cannot be completed unless the merger agreement is adopted by the affirmative vote of the holders of (i) at least a majority of the outstanding shares of Common Stock entitled to vote thereon and (ii) at least a majority of the outstanding shares of Common Stock entitled to vote thereon held by stockholders other than the Parent Parties, Mr. Dell and certain of his related family trusts, any other officers and directors of the Company or any other person having any equity interest in, or any right to acquire any equity interest in, Merger Sub or any person of which Merger Sub is a direct or indirect subsidiary. If you fail to vote or abstain from voting on the merger agreement, the effect will be the same as a vote against adoption of the merger agreement.

While stockholders may exercise their right to vote their shares in person, we recognize that many stockholders may not be able to, or do not desire to, attend the special meeting. Accordingly, we have enclosed a proxy that will enable your shares to be voted on the matters to be considered at the special meeting even if you are unable or do not desire to attend. If you desire your shares to be voted in accordance with the Board’s recommendation, you need only sign, date and return the proxy in the enclosed postage-paid envelope. Otherwise, please mark the proxy to indicate your voting instructions; date and sign the proxy; and return it in the enclosed postage-paid envelope. You also may submit a proxy by using a toll-free telephone number or the Internet. We have provided instructions on the proxy card for using these convenient services.

Submitting a proxy will not prevent you from voting your shares in person if you subsequently choose to attend the special meeting. Even if you plan to attend the special meeting in person, we request that you complete, sign, date and return the enclosed proxy and thus ensure that your shares will be represented at the special meeting if you are unable to attend.

Sincerely,

Alex J. Mandl

Chairman of the Special Committee

Neither the Securities and Exchange Commission nor any state securities regulatory agency has approved or disapproved the merger, passed upon the merits or fairness of the merger or passed upon the adequacy or accuracy of the disclosure in this document. Any representation to the contrary is a criminal offense.

This proxy statement is dated May 28, 2013

and is first being mailed to stockholders on or about May 30, 2013.

The merger is also conditioned on (i) the filing of a notification with the European Commission under Council Regulation (EC) No 139/2004 if required or if jurisdiction is accepted by the European Commission pursuant to Member State referral or petition of the parties, (ii) if the filing described in clause (i) is not required, then the filing of notifications with any Member State of the European Union or European Economic Area in which a filing is required, (iii) applicable clearances and/or expiration of waiting periods under the laws of the jurisdictions discussed in clauses (i) and (ii) and (iv) applicable clearances and/or expiration of waiting periods under the antitrust and competition laws of China and certain other jurisdictions.

On April 16, 2013, clearance for the merger was granted under the merger control and antitrust laws of India. On April 22, 2013, a draft filing was submitted, but not yet accepted, under the antitrust and competition laws of China. On May 7, 2013, the applicable filing was made under the merger control and antitrust laws of Mexico. On May 10, 2013, the applicable filing was made under the merger control and antitrust laws of Turkey. On May 13, 2013, a no-action letter was issued by the Competition Bureau of Canada. Also on May 13, 2013, the applicable filings were made under the merger control and antitrust laws of Israel and South Africa. On May 15, 2013, jurisdiction over the transaction was referred to the European Commission from the Member States with jurisdiction and a notification was filed with the European Commission. On May 16, 2013, the applicable filing was made under the applicable merger control and antitrust laws in Germany. On May 27, 2013, the applicable filings were made under the applicable merger control and antitrust laws in Austria and Brazil.

Litigation (Page 128)

Prior to and following the announcement on February 5, 2013 of the execution of the merger agreement, twenty-five lawsuits challenging the proposed acquisition of the Company were filed, of which twenty-one were filed in the Delaware Court of Chancery and four were filed in the District Court of Travis County in Texas. All of the Delaware actions have been consolidated as In re Dell, Inc. Shareholder Litigation (C.A. No. 8329), and the complaint in one of the actions, City of Roseville Employees Retirement System v. Dell, Inc. et al. was designated as the operative complaint. Three of the Texas lawsuits were voluntarily dismissed without prejudice, and the remaining action, Nelson v. Dell Inc. et al. (Cause No. D-1-GN-13-000220), was stayed by the Texas court on April 4, 2013.

The Delaware litigation is a putative class action filed on behalf of the shareholders of the Company other than the defendants and their affiliates. The operative complaint, which names as defendants the Company, its directors, Silver Lake Partners, L.P., Silver Lake Technology Investors III, L.P., the SLP Investors, the MSDC Investor, Parent, Intermediate and Merger Sub, alleges that the Dell directors breached their fiduciary duties in connection with their approval of the merger agreement and that the entity defendants aided and abetted those breaches. The complaint seeks, among other relief, declaratory and injunctive relief enjoining the merger, and compensatory damages in an unspecified amount. The stayed Texas action makes similar allegations on behalf of the same putative class.

The outcome of these lawsuits is uncertain. An adverse judgment for monetary damages could have an adverse effect on the operations and liquidity of the Company. A preliminary injunction could delay or jeopardize the completion of the merger, and an adverse judgment granting permanent injunctive relief could indefinitely enjoin completion of the merger. The defendants believe that the claims asserted against them in the lawsuits are without merit.

Rights of Appraisal (Page 179 and Annex D)

Under Delaware law, holders of the Common Stock who do not vote in favor of the proposal to adopt the merger agreement, who properly demand appraisal of their shares of the Common Stock and who otherwise comply with the requirements of Section 262 of the General Corporation Law of the State of Delaware (the “DGCL”) will be business on the record date must vote “FOR” the proposal to adopt the merger agreement. In addition, the merger agreement requires, as a condition to the consummation of the merger, that stockholders holding at least a majority of the shares of the Common Stock outstanding and entitled to vote at the close of business on the record date, other than the Parent Parties, the MD Investors, the Gift Trusts, any other officers and directors of the Company and any other person having any equity interest in, or any right to acquire any equity interest in, Merger Sub or any person of which Merger Sub is a direct or indirect subsidiary, must vote “FOR” the proposal to adopt the merger agreement. A failure to vote your shares of Common Stock or an abstention from voting or broker non-vote will have the same effect as a vote against the proposal to adopt of the merger agreement.

As of May 22, 2013, there were 1,755,951,717 shares of Common Stock outstanding.

Q:	What will happen if I abstain from voting or fail to vote on the proposal to adopt the merger agreement?

A:	A failure to vote your shares of Common Stock or an abstention from voting will have the same effect as a vote “AGAINST” the proposal to adopt the merger agreement. Abstentions will be included in the calculation of the number of shares of Common Stock represented at the special meeting for purposes of determining whether a quorum has been achieved. See “The Special Meeting—Required Vote” on page 133.

Q:	How will our directors and executive officers vote on the proposal to adopt the merger agreement?

A:	The directors and current executive officers of the Company have informed the Company that, as of the date of the filing of this proxy statement, they intend to vote in favor of the proposal to adopt the merger agreement. As of May 22, 2013, the directors and current executive officers (other than Mr. Dell) owned, in the aggregate, 12,310,194 shares of Common Stock entitled to vote at the special meeting.

In connection with the merger agreement, the Company entered into a voting and support agreement with the MD Investors and the Gift Trusts pursuant to which the MD Investors and the Gift Trusts agreed, subject to certain conditions (including that the Board has not changed or withdrawn its recommendation to vote for the proposal to adopt the merger agreement), to vote, or cause to be voted, all of the outstanding shares beneficially owned by them in favor of the proposal to adopt the merger agreement.

Q:	What vote of our stockholders is required to approve other matters to be discussed at the special meeting?

A:	The proposal to approve, on an advisory (non-binding) basis, the compensation that may become payable to the named executive officers of the Company in connection with the merger, as disclosed in the table under “Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger—Quantification of Payments and Benefits—Potential Change of Control Payments to Named Executive Officers Table,” including the associated footnotes and narrative discussion, and the proposal to approve the adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies require the affirmative vote of the holders of a majority of the voting power of the Common Stock present or represented by proxy and entitled to vote thereon.

Q:	How does the Board recommend that I vote?

A:	The Board (without Mr. Dell’s participation), acting on the unanimous recommendation of the Special Committee, unanimously recommends that our stockholders vote:

•	“FOR” the proposal to adopt the merger agreement;

•	“FOR” the proposal to approve, on an advisory (non-binding) basis, the compensation that may become payable to the named executive officers of the Company in connection with the merger,

Treatment of Executive Officer and Director Equity Awards

Treatment of Company Stock Options

As described under “The Merger Agreement—Treatment of Company Stock Options, Company RSU Awards and Company Restricted Shares” beginning on page 140, the merger agreement provides that, except as otherwise agreed by Parent and a holder of a Company stock option, each Company stock option granted under the Other LTIP Plans, whether vested or unvested and whether with an exercise price per share that is greater or less than or equal to $13.65, that is outstanding immediately prior to the effective time of the merger, will be canceled and converted into the right to receive an amount in cash equal to the product of (i) the total number of shares of Common Stock subject to such Company stock option and (ii) the excess, if any, of $13.65 over the exercise price per share of Common Stock subject to such Company stock option, less such amounts as are required to be withheld or deducted under applicable tax provisions. Parent has indicated to the Company that it intends to request, pursuant to the merger agreement, that the Company, before the completion of the merger, commence an option tender offer to purchase for cash, at prices to be determined by Parent, each tendered Company stock option granted under the 2002 Plan and the 2012 Plan, whether vested or unvested and whether with an exercise price per share that is greater or less than or equal to $13.65, that is outstanding immediately prior to the effective time of the merger. Subject to the terms and conditions of the option tender offer, which conditions would include the consummation of the merger, each such Company stock option that is validly tendered and not withdrawn by the holder thereof would be canceled in exchange for the applicable cash payment promptly after the completion of the merger. Also in accordance with the merger agreement, Company stock options granted under the 2002 Plan and the 2012 Plan that are outstanding immediately prior to the effective time of the merger and not accepted for cancellation and payment in the option tender offer would be converted at the effective time of the merger into options to purchase, on substantially the same terms and conditions (including vesting conditions) applicable to such Company stock option immediately prior to the effective time of the merger, shares of Parent common stock. Notwithstanding the provisions of the merger agreement, Mr. Dell would not participate in the option tender offer and his Company stock options will be canceled for no consideration in connection with the merger. Payments with respect to Company stock options granted under the Other LTIP Plans and canceled under the merger agreement will be made as soon as practicable following the effective time of the merger and without interest.

Treatment of Company Stock Unit Awards

As described under “The Merger Agreement—Treatment of Company Stock Options, Company RSU Awards and Company Restricted Shares” beginning on page 140, except as otherwise agreed to in writing prior to the effective time of the merger by Parent and a holder of Company Stock Unit Awards (as defined below) with respect to any of such holder’s Company Stock Unit Awards, each Company Stock Unit Award, whether vested or unvested, that is outstanding immediately prior to the effective time of the merger, will be canceled and converted into the right to receive an amount in cash equal to the product of (i) the total number of shares of Common Stock subject to such Company Stock Unit Award multiplied by (ii) $13.65, less such amounts as are required to be withheld or deducted under applicable tax provisions, subject to the recipient remaining in service until the vesting date applicable with respect to such awards. For purposes of unvested Company Stock Unit Awards, any performance-based vesting condition will be treated as having been attained at the “target” level, and awards that are subject to performance-based vesting conditions will be deemed to vest ratably on the last day of each fiscal year during the portion of the performance period applicable to such awards that occurs following the effective time of the merger. In addition, holders of Company Stock Unit Awards will receive any additional amounts related to dividend equivalents credited with respect to such Company Stock Unit Awards prior to the effective time. Notwithstanding the provisions of the merger agreement, Mr. Dell’s unvested performance-based Company Stock Unit Awards will be canceled and converted into a right to receive a cash amount as described above; however, such cash amount will vest and pay out upon the Company Stock Unit Awards’ original vesting and payout dates.

As of May 22, 2013, the Company’s non-employee directors held Company stock options and Company Stock Units in the amounts set forth below under “—Quantification of Payments and Benefits—Payments to

Non-Employee Directors in Respect of Unvested Equity Awards and Deferred Compensation Table.” Except for Mr. Perot’s stock options, all Company stock options held by non-employee directors are currently vested and exercisable. Mr. Perot’s stock options were granted on August 14, 2010 and July 15, 2011, were fully vested at grant and become exercisable ratably over five years beginning on the first anniversary of the date of grant. The Company Stock Unit Awards made to non-employee directors under the Company’s directors compensation program following the annual meeting of stockholders in 2012 are expected to be fully vested prior to the effective time of the merger. One installment of the Company Stock Unit Awards granted under the Company’s directors compensation program in 2010 (pertaining, in the case of each affected director, to 5,550 units) will vest on August 14, 2013, or if the director’s service as a member of the Board ends within 30 days of August 14, 2013 (including as a result of the closing of the merger). Mr. Kleisterlee received a grant of Company Stock Unit Awards in 2011 upon his election as a member of the Board, of which 1,439 units are scheduled to vest on March 2, 2014. All other Company Stock Unit Awards held by each of our non-employee directors are fully vested. Mr. Carty, Mr. Duberstein and Mr. Gray each elected to delay settlement of one RSU award. We refer to these delayed RSUs as deferred stock units (and, together with the Company RSU Awards held by non-employee directors, as “Company Stock Unit Awards”). The deferred stock units convert to cash at closing and pay out pursuant to each director’s distribution election.

Quantification of Payments and Benefits

The following tables and related footnotes present information about the amounts of the payments and benefits that each executive officer and non-employee director of the Company would receive in connection with the merger, after giving effect to the merger as if it had occurred on May 22, 2013, the latest practicable date prior to the filing of this proxy statement, and, in the case of the executive officers (other than Mr. Dell), assuming that the employment of each such officer was terminated by the surviving corporation “without cause” on such date. The information in the tables below assumes that none of the executive officers roll over any of their shares of Common Stock or stock options for Parent equity interests.

Potential Change of Control Payments to Named Executive Officers Table. The table below and the related footnotes present information about the elements of compensation that may be affected by the merger and may be payable to the Company’s chief executive officer, chief financial officer and our other executive officers whose compensation was required to be disclosed in the Company’s most recent annual proxy statement, who are collectively referred to as the Company’s “named executive officers.” As is described herein, none of these named executive officers, nor any of our other executive officers, will receive any incremental payments on account of the merger above and beyond amounts to which they had already become entitled, except, in the case of Messrs. Gladden and Felice, to the extent of the cash payment offered pursuant to the anticipated option tender offer for the tender by such executive officers of their Company stock options granted under the 2002 Plan and the 2012 Plan, as described above under “—Treatment of Executive Officer and Director Equity Awards—Treatment of Company Stock Options” beginning on page 116. All of the Company stock options held by named executive officers are currently vested and exercisable. Under the terms of the applicable deferred compensation plan in which the named executive officers participate, the accrued and vested deferred compensation accounts of all eligible participants, including the named executive officers, will be paid out immediately following the effective time of the merger.

However, as is described below, certain other elements of the compensation made available to our executive officers under the Company’s practices and programs as in effect prior to entering into the merger agreement may be deemed affected by the merger and are included in the table to illustrate the greatest potential impact of the merger on the rights of the named executive officers under such practices and programs. Under the terms of the awards and the merger agreement, the amounts reported in the table with regard to the Company equity awards other than Company stock options will only be payable if the executive remains employed with the Company for specified periods (up to several years) after the effective time of the merger. The amounts shown as potential severance benefits would only become payable if the executive is involuntarily terminated from employment under specified circumstances. The compensation shown in the table below is subject to the proposal to approve, on an advisory (non-binding) basis, the compensation that may become payable to the

•

Section 280G Golden Parachute Payments. Following the closing of the merger and while no stock of the Company or Parent is readily tradable on an established securities market, if any payments or benefits Mr. Dell would receive would trigger an excise tax under Section 4999 of the Code, the Company and Parent will use their reasonable best efforts to obtain a vote of shareholders satisfying the requirements of Section 280G of the Code such that no portion of such payments or benefits will be subject to the excise tax.

•

Restrictive Covenants. Mr. Dell will be subject to a perpetual confidentiality covenant for sensitive information relating to Parent, the Company and any of their subsidiaries, and to a covenant assigning to Parent, the Company and their affiliates intellectual property created by him during and within the scope of his employment.

The foregoing summary of the employment agreement is qualified in its entirety by reference to the copy of such agreement attached as an exhibit to the Schedule 13E-3 filed with the SEC in connection with the merger and incorporated herein by reference.

New Management Arrangements

As of the date of this proxy statement, other than the arrangements previously discussed in this section “—Interests of the Company’s Directors and Executive Officers in the Merger,” none of our executive officers (other than Mr. Dell, as described under “—Equity Investment by Mr. Dell” and “—New Employment Agreement with Mr. Dell”) has entered into any agreement, arrangement or understanding with the Company or its subsidiaries or with the Parent Parties or their respective affiliates specifically regarding employment with, or the right to participate in the equity of, the surviving corporation or Parent on a going-forward basis following the completion of the merger and, except for Mr. Dell, no member of our Board of Directors has entered into any agreement, arrangement or understanding with Parent or its affiliates regarding the right to participate in the equity of Parent following the completion of the merger.

Parent has indicated that it or its affiliates may pursue agreements, arrangements or understandings with the Company’s executive officers, which may include cash, stock and other equity co-investment opportunities such as the potential rollover of shares of Common Stock and Company RSU Awards. Prior to the effective time of the merger, Parent may initiate negotiations of these agreements, arrangements and understandings, and may enter into definitive agreements regarding employment with, or the right to participate in the equity of, the surviving corporation or Parent on a going-forward basis following the completion of the merger.

Voting Agreement

The Company has entered into the voting agreement with the MD Investors and the Gift Trusts. As of May 22, 2013, the last practicable date before the printing of this proxy statement, the MD Investors and the Gift Trusts hold shares of the Company’s Common Stock representing approximately 15.6% of the Company’s total issued and outstanding shares.

Pursuant to the voting agreement, the MD Investors and the Gift Trusts agreed, unless the Board has made a change of recommendation, to vote, or cause to be voted, all outstanding shares of the Common Stock owned by them in favor of the proposal to adopt the merger agreement and the approval of the transactions contemplated thereby and against any other action or agreement that would reasonably be expected to (i) result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company under the merger agreement, (ii) result in any of the conditions to the consummation of the merger under the merger agreement not being fulfilled or (iii) impede, frustrate, interfere with, delay, postpone or adversely affect the merger and the other transactions contemplated by the merger agreement.

In addition, pursuant to the voting agreement, the MD Investors and the Gift Trusts have agreed in the voting agreement to vote their shares of Common Stock in the same proportion to the number of shares voted by the cash payments to the non-U.S. holder pursuant to the merger if the non-U.S. holder has provided an IRS Form W-8BEN (or an IRS Form W-8ECI if the non-U.S. holder’s gain is effectively connected with the conduct of a U.S. trade or business).

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be refunded or credited against a holder’s U.S. federal income tax liability, if any, provided that such holder furnishes the required information to the Internal Revenue Service in a timely manner.

This summary of certain material U.S. federal income tax consequences is for general information only and is not tax advice. Holders of Common Stock should consult their tax advisors as to the specific tax consequences to them of the merger, including the applicability and effect of the alternative minimum tax and the effect of any federal, state, local, foreign and other tax laws.

Regulatory Approvals

Under the HSR Act and related rules, certain transactions, including the merger, may not be completed until notifications have been given and information furnished to the Antitrust Division and the FTC and all statutory waiting period requirements have been satisfied. Notification and Report Forms were filed with the Antitrust Division and the FTC by April 5, 2013, and the FTC and the Antitrust Division granted early termination of the applicable waiting period on April 12, 2013.

At any time before or after the effective time of the merger, the Antitrust Division or the FTC could take action under the antitrust laws, including seeking to enjoin the consummation of the merger, conditionally approve the merger upon the divestiture of assets of the Company or Parent, subject the consummation of the merger to regulatory conditions or seek other remedies. In addition, U.S. state attorneys general or a foreign competition authority could take action under the antitrust laws as they deem necessary or desirable in the public interest, including, without limitation, seeking to enjoin the completion of the merger or permitting completion subject to regulatory conditions. Private parties may also seek to take legal action under the antitrust laws under some circumstances. There can be no assurance that a challenge to the merger on antitrust grounds will not be made or, if such a challenge is made, that it would not be successful.

Pursuant to the merger agreement, the merger is also conditioned on (i) the filing of a notification with the European Commission under Council Regulation (EC) No 139/2004 if required or if jurisdiction is accepted by the European Commission pursuant to Member State referral or petition of the parties, (ii) if the filing described in clause (i) is not required, then the filing of notifications with any Member State of the European Union or European Economic Area in which a filing is required, (iii) applicable clearances and/or expiration of waiting periods under the laws of the jurisdictions discussed in clauses (i) and (ii) and (iv) applicable clearances and/or expiration of waiting periods under the antitrust and competition laws of China and certain other jurisdictions.

On April 16, 2013, clearance for the merger was granted under the merger control and antitrust laws of India. On April 22, 2013, a draft filing was submitted, but not yet accepted, under the antitrust and competition laws of China. On May 7, 2013, the applicable filing was made under the merger control and antitrust laws of Mexico. On May 10, 2013, the applicable filing was made under the merger control and antitrust laws of Turkey. On May 13, 2013, a no-action letter was issued by the Competition Bureau of Canada. Also on May 13, 2013, the applicable filings were made under the merger control and antitrust laws of Israel and South Africa. On May 15, 2013, jurisdiction over the transaction was referred to the European Commission from the Member States with jurisdiction and a notification was filed with the European Commission. On May 16, 2013, the applicable filing was made under the applicable merger control and antitrust laws in Germany. On May 27, 2013, the applicable filings were made under the applicable merger control and antitrust laws in Austria and Brazil.

Fees and Expenses

Whether or not the merger is completed, in general, all fees and expenses incurred in connection with the merger will be paid by the party incurring those fees and expenses. Total fees and expenses incurred or to be incurred by the Company in connection with the merger are estimated at this time to be as follows:

Amount to be Paid
(in thousands)
Financial advisory fee and expenses	$65,100
Legal, accounting and other professional fees	29,200
SEC filing fees	2,830
Proxy solicitation, printing and mailing costs	4,000
Miscellaneous	3,061

Total	$104,191

These expenses will not reduce the merger consideration to be received by our stockholders.

Anticipated Accounting Treatment of the Merger

Dell, as the surviving corporation in the merger, will account for the merger as a business combination using the acquisition method of accounting for financial accounting purposes, whereby the estimated purchase price would be allocated to the assets and liabilities of Dell based on their fair values following FASB Accounting Standards Codification Topic 805, Business Combinations.

Litigation

Prior to and following the announcement on February 5, 2013 of the execution of the merger agreement, twenty-five lawsuits challenging the proposed acquisition of the Company were filed, of which twenty-one were filed in the Delaware Court of Chancery and four were filed in the District Court of Travis County in Texas. All of the Delaware actions have been consolidated as In re Dell, Inc. Shareholder Litigation (C.A. No. 8329), and the complaint in one of the actions, City of Roseville Employees Retirement System v. Dell, Inc. et al., was designated as the operative complaint. Three of the Texas lawsuits were voluntarily dismissed, without prejudice, and the remaining action, Nelson v. Dell Inc. et al. (Cause No. D-1-GN-13-000220), was stayed by the Texas court on April 4, 2013.

The Delaware litigation is a putative class action filed on behalf of the shareholders of the Company other than the defendants and their affiliates. The operative complaint, which names as defendants the Company, its directors, Silver Lake Partners, L.P., Silver Lake Technology Investors III, L.P., the SLP Investors, the MSDC Investor, Parent, Intermediate and Merger Sub, alleges that the Dell directors breached their fiduciary duties in connection with their approval of the merger agreement and that the entity defendants aided and abetted those breaches. The complaint seeks, among other relief, declaratory and injunctive relief enjoining the merger, and compensatory damages in an unspecified amount. The stayed Texas action makes similar allegations on behalf of the same putative class.

The outcome of these lawsuits is uncertain. An adverse judgment for monetary damages could have an adverse effect on the operations and liquidity of the Company. A preliminary injunction could delay or jeopardize the completion of the merger, and an adverse judgment granting permanent injunctive relief could indefinitely enjoin completion of the merger. The defendants believe that the claims asserted against them in the lawsuits are without merit.

Effective Time of Merger

The merger will be completed and become effective at the time the certificate of merger is filed with the Secretary of State of the State of Delaware or any later time as the Company and Parent agree upon in writing

Accordingly, the Board (without Mr. Dell’s participation), acting upon the unanimous recommendations of the Special Committee, unanimously recommends that the stockholders of the Company vote “FOR” the proposal to adopt the merger agreement.

The Board also unanimously (without Mr. Dell’s participation) recommends that the stockholders of the Company vote “FOR” the proposal to approve, on an advisory (non-binding) basis, the compensation that may become payable to the named executive officers of the Company in connection with the merger, as disclosed in the table under “Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger—Quantification of Payments and Benefits—Potential Change of Control Payments to Named Executive Officers Table,” including the associated footnotes and narrative discussion.

The Board unanimously (without Mr. Dell’s participation) recommends that the stockholders of the Company vote “FOR” the proposal to approve the adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the special meeting to approve the proposal to adopt the merger agreement.

Record Date and Quorum

The holders of record of Common Stock as of the close of business on June 3, 2013, the record date, are entitled to receive notice of and to vote at the special meeting. On May 22, 2013, 1,755,951,717 shares of Common Stock were issued and outstanding and held by 26,195 holders of record.

A complete list of stockholders entitled to vote at the special meeting will be available for examination by any stockholder at the Dell Round Rock Campus, 501 Dell Way, Round Rock, Texas 78682, during regular business hours for a period of no less than ten days before the special meeting, and at the special meeting. We are commencing our solicitation of proxies on May 30, 2013, which is before the June 3, 2013 record date. We will continue to solicit proxies until the July 18, 2013 stockholders meeting. Each stockholder of record on June 3, 2013 who has not yet received a proxy statement prior to that date will receive a proxy statement and have the opportunity to vote on the matters described in the proxy statement. Proxies delivered prior to the record date will be valid and effective so long as the stockholder providing the proxy is a stockholder on the record date. If you are not a holder of record on the record date, any proxy you deliver will be ineffective. If you deliver a proxy prior to the record date and remain a holder on the record date, you do not need to deliver another proxy after the record date. If you deliver a proxy prior to the record date and do not revoke that proxy, your proxy will be deemed to cover the number of shares you own on the record date even if that number is different from the number of shares you owned when you executed and delivered your proxy. Proxies received from persons who are not holders of record on the record date will not be effective.

No matter may be considered at the special meeting unless a quorum is present. For any matter to be considered, the presence, in person or represented by proxy, of the holders of a majority of the voting power of the Common Stock outstanding and entitled to vote as of the record date for the meeting will constitute a quorum. Shares of Common Stock represented by proxies reflecting abstentions and properly executed broker non-votes will be counted as present and entitled to vote for purposes of determining a quorum. A broker non-vote occurs when a broker, dealer, commercial bank, trust company or other nominee does not vote on a particular matter because such broker, dealer, commercial bank, trust company or other nominee does not have the discretionary voting power with respect to that proposal and has not received voting instructions from the beneficial owner. Brokers, dealers, commercial banks, trust companies and other nominees will not have discretionary voting power with respect to the proposal to adopt the merger agreement. If a quorum is not present, the stockholders who are present or represented by proxy may adjourn the meeting until a quorum is present.

Required Vote

Each share of Common Stock outstanding as of the record date is entitled to one vote at the special meeting.

Proposal to Adopt the Merger Agreement

For the Company to consummate the merger, under Delaware law and under the merger agreement, stockholders holding at least a majority of the shares of Common Stock outstanding at the close of business on the record date must vote “FOR” the proposal to adopt the merger agreement. In addition, the merger agreement requires, as a condition to the consummation of the merger, that stockholders holding at least a majority of the shares of Common Stock outstanding at the close of business on the record date, other than the Parent Parties, the MD Investors, the Gift Trusts, any other officers and directors of the Company or any other person having any equity interest in, or any right to acquire any equity interest in, Merger Sub or any person of which Merger Sub is a direct or indirect subsidiary, vote “FOR” the proposal to adopt the merger agreement.

Proposal to Approve, on an Advisory (non-binding) Basis, Specified Compensation

Approval of the proposal to approve, on an advisory (non-binding) basis, the compensation that may become payable to the named executive officers of the Company in connection with the merger, as disclosed in the table under “Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger—Quantification of Payments and Benefits—Potential Change of Control Payments to Named Executive Officers Table,” including the associated footnotes and narrative discussion, requires the affirmative vote of holders of a majority of the voting power present and entitled to vote thereon.

Proposal to Approve the Adjournment of the Special Meeting, if Necessary or Appropriate, to Solicit Additional Proxies

Approval of the proposal to approve the adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the special meeting to approve the proposal to adopt the merger agreement requires the affirmative vote of holders of a majority of the voting power present and entitled to vote thereon.

The directors and current executive officers of the Company have informed the Company that as of the date of this proxy statement, they intend to vote in favor of the proposal to adopt the merger agreement and the proposal to approve, on an advisory (non-binding) basis, the compensation that may become payable to the named executive officers of the Company in connection with the merger, as disclosed in the table under “Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger—Quantification of Payments and Benefits—Potential Change of Control Payments to Named Executive Officers Table,” including the associated footnotes and narrative discussion. As of May 22, 2013, the directors and current executive officers (other than Mr. Dell) owned, in the aggregate, 12,310,194 shares of Common Stock entitled to vote at the special meeting.

In connection with the merger agreement, the Company entered into the voting agreement with the MD Investors and the Gift Trusts, pursuant to which the MD Investors and the Gift Trusts agreed, subject to certain conditions, to vote all of the shares of Common Stock they beneficially own in favor of the approval of the proposal to adopt the merger agreement. See “Special Factors—Interests of the Company’s Executive Officers and Directors in the Merger—Voting Agreement” on page 123.

Voting; Proxies; Revocation

Attendance

All holders of shares of Common Stock as of the close of business on June 3, the record date, including stockholders of record and beneficial owners of Common Stock registered in the “street name” of a bank, broker or other nominee, are invited to attend the special meeting. If you are a stockholder of record, please be prepared to provide proper identification, such as a driver’s license. If you hold your shares in “street name,” you will need to provide proof of ownership, such as a recent account statement or letter from your bank, broker or other nominee, along with proper identification.

For purposes of the merger agreement, “Company SEC Documents” means all forms, documents and reports required to be filed or furnished by the Company with the SEC on a timely basis since January 28, 2011 (together with any documents so filed or furnished during such period on a voluntary basis, in each case as may have been amended).

Effect of the Merger on the Common Stock

At the effective time of the merger, each share of Common Stock, other than (i) shares owned immediately prior to the effective time of the merger by (a) the Company or any direct or indirect wholly-owned subsidiary of the Company or (b) any of the Parent Parties (including the shares of Common Stock to be contributed by the MD Investors to Parent in exchange for common stock of Parent) (collectively, the “excluded shares”), (ii) Company restricted shares and (iii) dissenting shares, issued and outstanding immediately prior to the effective time of the merger will be converted automatically into the right to receive $13.65 in cash, without interest and less applicable withholding taxes, whereupon all such shares will be automatically canceled upon the conversion thereof and will cease to exist, and the holders of such shares will cease to have any rights with respect thereto other than the right to receive the merger consideration. The MD Investors have committed, severally and not jointly, to transfer, contribute and deliver to Parent, immediately prior to the consummation of the merger, 273,299,383 shares of the Common Stock (including shares held by the Gift Trusts which shall be acquired by Mr. Dell from the Gift Trusts prior to the consummation of the merger (conditional upon the occurrence of the closing of the merger)) in exchange for common stock of Parent.

At the effective time of the merger, each excluded share will be automatically canceled and will cease to exist and no consideration will be delivered in exchange for such cancellation, except, that excluded shares that are owned by any wholly-owned subsidiary of the Company will be converted into shares of the surviving corporation. At the effective time of the merger, each dissenting share will be automatically canceled and will cease to exist and any holder thereof will cease to have any rights with respect thereto except the rights provided under Section 262.

Treatment of Company Stock Options, Company RSU Awards and Company Restricted Shares

Company Stock Options. Except as otherwise agreed by Parent and a holder of a Company stock option, each Company stock option granted under the Other LTIP Plans, whether vested or unvested and whether with an exercise price per share that is greater or less than or equal to $13.65, that is outstanding immediately prior to the effective time of the merger, will be canceled and converted into the right to receive an amount in cash equal to the product of (i) the total number of shares of Common Stock subject to such Company stock option and (ii) the excess, if any, of $13.65 over the exercise price per share of Common Stock subject to such Company stock option, less such amounts as are required to be withheld or deducted under applicable tax provisions. As of May 22, 2013, options to purchase 10,745,114 shares of Common Stock were outstanding under the Other LTIP Plans.

Parent has indicated to the Company that it intends to request, pursuant to the merger agreement, that the Company, before the completion of the merger, commence an option tender offer to purchase for cash at prices to be determined by Parent each tendered Company stock option granted under the 2002 Plan and the 2012 Plan, whether vested or unvested, that is outstanding immediately prior to the effective time of the merger. Subject to the terms and conditions of the option tender offer, which conditions would include the consummation of the merger, each such Company stock option that is validly tendered and not withdrawn by the holder thereof would be canceled in exchange for the applicable cash payment promptly after the completion of the merger. Also in accordance with the merger agreement, Company stock options granted under the 2002 Plan and the 2012 Plan that are outstanding immediately prior to the effective time of the merger and not accepted for cancellation and payment in the option tender offer would be converted at the effective time of the merger into options to purchase, on substantially the same terms and conditions (including vesting conditions) applicable to such

Ratio of Earnings to Fixed Charges

The following table presents our ratio of earnings to fixed charges for the fiscal periods indicated.

	Fiscal Year Ended
	February 1, 2013	February 3, 2012	January 28, 2011	January 29, 2010	January 30, 2009
	(in millions of dollars, except per share data)
Earnings
Pre tax net income from continuing operations	$2,841	$4,240	$3,350	$2,024	$3,324
Add: Fixed charges adjusted for capitalized interest	$316	$315	$228	$191	$132

Total	$3,157	$4,555	$3,578	$2,215	$3,456

Fixed charges(1)
Interest expense	$270	$279	$199	$160	$93
Capitalized interest	—	—	—	—	—
Estimate of interest in rent expense	$46	$36	$29	$31	$39

Total	$316	$315	$228	$191	$132

Ratio of earnings to fixed charges	10	14	16	12	26

(1)	Fixed charges included in the calculation above consist of (a) interest expensed, plus (b) interest capitalized (when applicable), plus (c) a reasonable estimation of the interest factor included in rental expense.

Book Value Per Share

Our net book value per share as of February 1, 2013 was approximately $6.16 (calculated based on 1,738,312,888 shares outstanding as of such date).

Market Price of the Common Stock and Dividend Information

The Common Stock is traded on NASDAQ under the symbol “DELL.”

The following table sets forth for the periods indicated the high and low sales prices for the Common Stock and the dividends declared on the Common Stock.

Fiscal Year	Market Price		Dividends
	High	Low
2014
First Quarter	$14.64	$13.04	$0.08
Second Quarter (through May 22, 2013)	$13.52	$13.19	—

2013
First Quarter	$18.36	$15.77	—
Second Quarter	$15.92	$11.39	—
Third Quarter	$12.77	$9.11	$0.08
Fourth Quarter	$14.17	$8.69	$0.08

2012
First Quarter	$15.98	$12.99	—
Second Quarter	$17.60	$15.34	—
Third Quarter	$16.65	$13.29	—
Fourth Quarter	$17.88	$14.15	—

The closing sale price of our Common Stock on January 11, 2013, the last trading day before media reports of a possible going private transaction involving the Company were first published was $10.88 per share. The merger consideration represents a premium of approximately 25% to such closing sale price. On May 22, 2013, the latest practicable trading date before the filing of this proxy statement, the closing sale price of our Common Stock was $13.37 and the number of shares of our Common Stock outstanding was 1,755,951,717.

In June 2012, the Board adopted a policy for the payment of quarterly cash dividends on our Common Stock at a quarterly rate of $0.08 per share. The Board declared the first such dividend in the third quarter of fiscal year 2013. The merger agreement permits the continued payment of quarterly dividend payments of $0.08 per share during the period from the signing of the merger agreement to the effective time of the merger. For additional information, see “The Merger Agreement—Conduct of Business Pending the Merger” on page 145.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information regarding the beneficial ownership of our Common Stock as of May 22, 2013 (except as noted below) with respect to:

•	each person known to us to be the beneficial owner of 5% or more of the outstanding shares of our Common Stock;

•	each member of our Board and each named executive officer; and

•	the members of our Board and our executive officers as a group.

Unless otherwise noted below, the address of each beneficial owner listed in the table below is c/o Dell Inc., One Dell Way, Round Rock, Texas 78682.

We have determined beneficial ownership in accordance with the rules of the SEC. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power with respect to all shares of Common Stock that they beneficially own, subject to applicable community property laws.

The applicable percentage ownership of each person identified in the table below is based on 1,755,951,717 shares of Common Stock outstanding on May 22, 2013. Under SEC rules, for purposes of computing the number of shares of Common Stock beneficially owned by a person and the percentage ownership of that person, outstanding shares of Common Stock are deemed to include shares subject to options held by that person that are exercisable or will be exercisable, and restricted stock units held by that person that have vested or will vest, as of or within 60 days after May 22, 2013. These shares are not deemed outstanding, however, for the purpose of computing the percentage ownership of any other person.

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned	Percent of Class
5% Stockholders:
Michael S. Dell(1)	244,484,816	13.92%
Southeastern Asset Management, Inc.(2)	146,149,658	8.32%
6410 Poplar Avenue, Suite 900 Memphis, Tennessee 38119
Carl C. Icahn and affiliates(3)	80,468,322	4.58%
767 Fifth Avenue, 47th Floor New York, New York 10153
Directors and Executive Officers:
James W. Breyer(4)	201,880	*
Donald J. Carty(5)	1,192,505	*
Janet F. Clark(6)	28,762	*
Laura Conigliaro(7)	28,762	*
Kenneth M. Duberstein	12,716	*
William H. Gray, III(8)	80,768	*
Gerard J. Kleisterlee(9)	37,635	*
Klaus S. Luft(10)	137,169	*
Alex J. Mandl(11)	133,127	*
Shantanu Narayen(12)	70,242	*
H. Ross Perot, Jr.(13)	92,614	*
Brian T. Gladden(14)	1,929,517	*
Paul D. Bell(15)	408,991	*
Stephen J. Felice(16)	1,808,025	*
Stephen F. Schuckenbrock(17)	1,513,321	*
Directors and executive officers as a group (23 persons)(18)	258,308,331	14.71%

*	Indicates ownership of less than one percent.
(1)	Includes 1,101,948 shares of Common Stock subject to stock options that are exercisable or will be exercisable as of or within 60 days after May 22, 2013, as well as 33,186 shares of Common Stock held in Mr. Dell’s 401(k) plan. Does not include 26,984,832 shares of Common Stock held in a separate property trust for Mr. Dell’s wife and 2,964,869 shares of Common Stock held in trusts for the benefit of the children of Mr. Dell and his wife, and as to which Mr. Dell disclaims beneficial ownership.
(2)	According to the Schedule 13D/A it filed with the SEC on May 16, 2013, Southeastern Asset Management, Inc. has, as of May 16, 2013, sole voting power with respect to 73,291,220 shares of Common Stock, shared voting power with respect to 55,878,000 shares of Common Stock, no voting power with respect to 16,980,438 shares of Common Stock, sole dispositive power with respect to 90,271,658 shares of Common Stock, and shared dispositive power with respect to 55,878,000 shares of Common Stock. Mr. O. Mason Hawkins is Chairman of the Board and Chief Executive Officer of Southeastern. As a result of his official positions and ownership of voting securities of Southeastern, Mr. Hawkins has power to exercise voting control and/or dispositive power over the reported shares of Common Stock. Mr. Hawkins disclaims beneficial interest in any of the reported shares of Common Stock. Southeastern has formed a “group” with Carl C. Icahn and his related affiliates within the meaning of Section 13(d)(3) of the Exchange Act and may be deemed to beneficially own 226,617,980 shares of Common Stock; however it expressly disclaims beneficial ownership of the 80,468,322 shares of Common Stock beneficially owned by Mr. Icahn and his related affiliates.

(3)	According to the Schedule 13D/A they filed with the SEC on May 13, 2013, Carl C. Icahn and affiliates may be deemed to be the beneficial owner of 80,468,322 shares of Common Stock, as of May 13, 2013, consisting of (i) 16,093,664 shares of Common Stock over which High River Limited Partnership (“High River”) has sole voting power and sole dispositive power (and which Hopper Investments LLC (“Hopper”), Barberry Corp. (“Barberry”) and Mr. Icahn each have shared voting power and shared dispositive power with regard to); (ii) 25,337,284 shares of Common Stock over which Icahn Partners Master Fund LP (“Icahn Master”) has sole voting power and sole dispositive power (and which Icahn Offshore LP (“Icahn Offshore”), Icahn Capital LP (“Icahn Capital”), IPH GP LLC (“IPH”), Icahn Enterprises Holdings L.P. (“Icahn Enterprises Holdings”), Icahn Enterprises G.P. Inc. (“Icahn Enterprises GP”), Beckton Corp. (“Beckton”) and Mr. Icahn each have shared voting power and shared dispositive power with regard to); (iii) 10,125,017 shares of Common Stock over which Icahn Partners Master Fund II LP (“Icahn Master II”) has sole voting power and sole dispositive power (and which Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn each have shared voting and shared dispositive power with regard to); (iv) 4,457,207 shares of Common Stock over which Icahn Partners Master Fund III LP (“Icahn Master III”) has sole voting power and sole dispositive power (and which Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn each have shared voting and shared dispositive power with regard to); and (v) 24,455,150 shares of Common Stock over which Icahn Partners LP (“Icahn Partners”) has sole voting power and sole dispositive power (and which Icahn Onshore LP (“Icahn Onshore”), Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn each have shared voting and shared dispositive power with regard to). The principal business address of each of (x) High River, Hopper, Barberry, Icahn Offshore, Icahn Partners, Icahn Master, Icahn Master II, Icahn Master III, Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP and Beckton is White Plains Plaza, 445 Hamilton Avenue - Suite 1210, White Plains, NY 10601, and (y) Mr. Icahn is c/o Icahn Associates Corp., 767 Fifth Avenue, 47th Floor, New York, NY 10153. Mr. Icahn and affiliates have formed a “group” with Southeastern Asset Management, Inc. within the meaning of Section 13(d)(3) of the Exchange Act and may be deemed to beneficially own 226,617,980 shares of Common Stock; however they expressly disclaim beneficial ownership of the 146,149,658 shares of Common Stock beneficially owned by Southeastern and its related affiliates.
(4)	Includes 17,046 shares of Common Stock subject to restricted stock units that have vested or will vest as of or within 60 days after May 22, 2013.
(5)	Includes 498,047 shares of Common Stock subject to stock options that are exercisable or will be exercisable as of or within 60 days after May 22, 2013.
(6)	Includes 17,046 shares of Common Stock subject to restricted stock units that have vested or will vest as of or within 60 days after May 22, 2013.
(7)	Includes 17,046 shares of Common Stock subject to restricted stock units that have vested or will vest as of or within 60 days after May 22, 2013.
(8)	Includes 40,403 shares of Common Stock subject to stock options that are exercisable or will be exercisable as of or within 60 days after May 22, 2013.
(9)	Includes 17,046 shares of Common Stock subject to restricted stock units that have vested or will vest as of or within 60 days after May 22, 2013.
(10)	Includes 39,302 shares of Common Stock subject to stock options that are exercisable or will be exercisable as of or within 60 days after May 22, 2013 and 17,046 shares of Common Stock subject to restricted stock units that have vested or will vest as of or within 60 days after May 22, 2013.
(11)	Includes 48,302 shares of Common Stock subject to stock options that are exercisable or will be exercisable as of or within 60 days after May 22, 2013 and 17,046 shares of Common Stock subject to restricted stock units that have vested or will vest as of or within 60 days after May 22, 2013. Includes 4,351 shares held by Mr. Mandl’s spouse and 1,300 shares held in an IRA for Mr. Mandl’s spouse.
(12)	Includes 17,046 shares of Common Stock subject to restricted stock units that have vested or will vest as of or within 60 days after May 22, 2013.
(13)	Includes 16,284 shares of Common Stock subject to stock options that are exercisable or will be exercisable as of or within 60 days after May 22, 2013 and 17,046 shares of Common Stock subject to restricted stock units that have vested or will vest as of or within 60 days after May 22, 2013.
(14)	Includes 1,719,450 shares of Common Stock subject to stock options that are exercisable or will be exercisable as of or within 60 days after May 22, 2013.

(15)	The information shown is set forth as of May 4, 2012. Mr. Bell resigned effective as of March 30, 2012 from his position as President, Public and Large Enterprise.
(16)	Includes 1,658,990 shares of Common Stock subject to stock options that are exercisable or will be exercisable as of or within 60 days after May 22, 2013.
(17)	Includes 1,513,321 shares of Common Stock subject to stock options that are exercisable or will be exercisable as of or within 60 days after May 22, 2013. Mr. Schuckenbrock resigned from his position as President, Services effective as of December 5, 2012, and his employment by the Company was terminated effective as of March 31, 2013.
(18)	Includes 11,874,860 shares of Common Stock subject to stock options that are exercisable or will be exercisable as of or within 60 days after May 22, 2013 and 183,825 shares of Common Stock subject to restricted stock units that have vested or will vest as of or within 60 days after May 22, 2013.

Transactions in Common Stock

Transactions in Common Stock During the Past 60 Days

Other than the merger agreement and agreements entered into in connection therewith, including the MD equity commitment letter and the voting agreement discussed under “Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger” and “Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger—Voting Agreement,” respectively, beginning on pages 112 and 123, respectively, the Company, the MD Investors, the MSDC Investor, the SLP Investors, the Parent Parties and their respective affiliates have not made any transactions with respect to the Common Stock during the past 60 days, other than as set forth below:

Name	Quantity	Price	Trade Date	Transaction Description
Suresh C. Vaswani	6,292	$13.4575	May 15, 2013	Disposal(1)
Jeffrey W. Clarke	31,876	$14.4975	March 26, 2013	Disposal(1)
Stephen J. Felice	40,944	$14.4975	March 26, 2013	Disposal(1)
Brian T. Gladden	34,899	$14.4975	March 26, 2013	Disposal(1)
Yvonne McGill	1,842	$14.4975	March 26, 2013	Disposal (includes 349 of Common Stock owned by her spouse)(1)
Steven H. Price	1,999	$14.4975	March 26, 2013	Disposal(1)
Karen H. Quintos	2,772	$14.4975	March 26, 2013	Disposal(1)
Thomas W. Sweet	4,743	$14.4975	March 26, 2013	Disposal(1)
Lawrence Tu	22,802	$14.4975	March 26, 2013	Disposal(1)
John A. Swainson	7,830	$14.29	March 15, 2013	Disposal(1)
Gerard J. Kleisterlee	144	$13.95	March 2, 2013	Disposal(1)
Yvonne McGill	2,817	$13.95	March 2, 2013	Disposal (includes 208 shares of Common Stock owned by her spouse)(1)
Thomas W. Sweet	4,251	$13.95	March 2, 2013	Disposal(1)
Jeffrey W. Clarke	13,601	$13.95	March 1, 2013	Disposal(1)
Stephen J. Felice	13,061	$13.95	March 1, 2013	Disposal(1)
Brian T. Gladden	13,061	$13.95	March 1, 2013	Disposal(1)
Yvonne McGill	2,468	$13.95	March 1, 2013	Disposal (includes 212 shares of Common Stock owned by her spouse)(1)
Steven H. Price	9,204	$13.95	March 1, 2013	Disposal(1)
Karen H. Quintos	9,226	$13.95	March 1, 2013	Disposal(1)
Thomas W. Sweet	3,728	$13.95	March 1, 2013	Disposal(1)
Lawrence P. Tu	9,126	$13.95	March 1, 2013	Disposal(1)
Suresh C. Vaswani	2,883	$13.95	March 1, 2013	Disposal(1)

(1)	Denotes shares withheld by the Company to satisfy applicable tax withholding obligations in connection with the vesting of equity award in accordance with their terms.